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Wynn's International, Inc.
500 North State College Boulevard, Suite 700, Orange, California 92868 Post Office Box 14143, Orange, California 92863-1543
Telephone (714) 938-3700      FAX (714) 938-3739


                                                                    NEWS RELEASE

CONTACT:  James Carroll
          Chairman of the Board and Chief Executive Officer
          (714) 938-3700

                            FOR RELEASE ON APRIL 23, 1997
                            AT 8:30 A.M. E.D.T.

                            -----------------------------

                  WYNN'S INTERNATIONAL, INC. ANNOUNCES RESULTS
                          OF DUTCH AUCTION TENDER OFFER


     ORANGE, Calif., April 23, 1997--Wynn's International, Inc. (NYSE:WN) announced today the preliminary results of its Dutch Auction self-tender offer. Based on a preliminary count by the depositary for the tender offer, the Company said that it expects to purchase 1,100,000 shares of its Common Stock, $1.00 par value per share, from its stockholders at a price of $24.25 per share in accordance with the terms of the tender offer. The tender offer expired at 12:00 Midnight (Eastern time) on Tuesday, April 22, 1997.

     Under the terms of the tender offer, which commenced on March 26, 1997, the Company had offered to purchase for cash up to 1,100,000 shares, or approximately 8.0%, of its issued and outstanding Common Stock at a purchase price, net to the seller in cash, not greater than $25.00 nor less than $22.00 per share. Because approximately 1,597,843 shares were tendered at or below the price of $24.25 per share (including 321,503 shares tendered pursuant to guaranteed delivery procedures), the number of shares actually purchased from each tendering stockholder will be prorated based on the proration method described in the Company's Offer to Purchase. The preliminary proration factor is approximately 69%. The exact number of shares to be purchased and the final proration factor will be determined upon final review of the validity of all tender documentation, which is expected to be completed in approximately one week.

     Payment for shares properly tendered and accepted will be made as promptly as practicable following the determination of the final results of the tender offer.



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Wynn's International, Inc.
Page 2

     On March 24, 1997, the last New York Stock Exchange trading day prior to the announcement of the tender offer, the closing price of the Common Stock was $22.875 per share. On April 22, 1997, the last New York Stock Exchange trading day prior to expiration of the tender offer, the closing price of the Common Stock was $24.625 per share.

     Immediately prior to the commencement of the tender offer, 13,714,717 shares were outstanding. After the purchase of the shares pursuant to the tender offer, the Company will have approximately 12,614,717 shares of Common Stock outstanding.

     Lehman Brothers acted as financial advisor and dealer manager for the tender offer.

     Wynn's International, Inc., founded in 1939, is a worldwide supplier of high quality O-rings and sealing products; specialty chemical products, equipment, and related service programs; and builders hardware supplies. The Company has 2,004 employees and is headquartered at 500 North State College Boulevard, Suite 700, Orange, California 92868, telephone: (714) 938-3700.

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